August 26, 2011

Via Edgar

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Segway IV Corp.
Form 10-Q for Quarter Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for Quarter Ended June 30, 2011
Filed August 11, 2011
File No. 000-30327

Dear Ms. Jenkins:

We hereby submit the responses of Segway IV Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 19, 2011, to Mr. Donny Smith of the Company in regard to the above-referenced Quarterly Report’s on Form 10-Q (the “Form 10-Q’s”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Forms 10-Q for Quarters Ended March 31, 2011 and June 30, 2011

Cover page

1.	In future filings please indicate by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Company Response: In future filings the Company will indicate by check mark whether it has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Financial Statements
Notes to Financial Statements
Note 12. Controls and Procedures, pages F-8 and page 9

2.
We note your disclosure that you carried out an evaluation of the effectiveness of your disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2010.  However, under Item 4 you state that you performed an evaluation of disclosure controls and procedures as of March 31, 2011 and June 30, 2011. Please confirm to us that you evaluated disclosure controls and procedures as of the end of the period covered by each quarterly report.  In future filings, please revise these inconsistent disclosures.

Company Response: We confirm that we evaluated disclosure controls and procedures as of both March 31, 2011 and June 30, 2011.  We will revise the inconsistent disclosures in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard I. Anslow, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Segway IV Corp.

By:	/s/ Donny Smith
Donny Smith President and Secretary